82-34803
lodged with the ASIC
31/8/04

multiemedia
[redacted]wer
7, 60 City Road
ank VIC 3006
a
9674 4644
9674 4655
...ultiemedia.com
info@multiemedia.com

04036882

Multiemedia Limited's Results for Year Ended 30 June 2004

Tuesday 31 August 2004

The Directors' of Multiemedia Limited today announced the Group's results for the year ended 30 June 2004.

Following the Directors' decision in 2003 to refocus the Group on two core business activities, being satellite broadband and technology product distribution, significant progress has been made in implementing the Group's strategic plan and creating strong business franchises.

Operating revenue for the year was $18.8 million. This included an excellent result for Multiemedia's satellite broadband division, NewSat, which achieved $4.6 million in operating revenue since the launch of the service in November 2003.

Overall the Group recorded a $10.3 million loss for the year reflecting the costs of establishing the NewSat business and the implementation of the technological and administrative infrastructure to support the growth of the business in the near future.

NewSat

NewSat finished the year strongly with an exciting pipeline of sales opportunities across Australia, the Middle East and Asia. During the year, management were successful in:

- Launching the NewSat brand and service in November 2003;
- Opening the Middle East beam in January 2004;
- Achieving outstanding revenue growth from start up to $4.6 million by 30 June 2004;

dlw 9/14

multiemediā

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

- Winning the Airworks tender to supply a multicasting solution to Woolworths
- Achieving over 1000 sites implemented and contracted by July 2004 across Australia, the North West Pacific, Middle East, Asia and Africa.

Management are continuing to build the platform for sustained growth through the implementation of new applications that drive the use of satellite broadband including multicasting and NewSat's recently announced voice over IP product.

This platform is already producing results with a number of successful outcomes subsequent to year end including the selection as supplier by the Department of Health & Ageing to the Federal Government's Broadband for Health initiative, the signing of two new significant contracts in the Middle East and the recent launch of the RSSL product to be sold in conjunction with the Federal Government's HiBIS subsidy.

MTD

MTD's revenue declined compared to the prior corresponding period reflecting difficult trading conditions in the first half of the financial year. Following a restructure of this division and the synergistic revenue opportunities being generated through the NewSat business, sales are continuing to increase with a 25% stronger performance in the second half of the year compared with the first half.

MTD continues to provide significant strategic value through the complementary nature of its business with NewSat. As the distributor of NewSat's satellite hardware in Australia, MTD leveraged its core competency in warehousing and distribution of technology products thereby enabling a complete technology solution to be provided to NewSat's customers. These skills enabled the Group to not only roll out NewSat's satellite kits to over 700 Woolworths sites but also ensured that the provision of additional IT hardware was also supplied by the Group.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Outlook

The Directors' believe that following management's achievements in establishing the infrastructure and distribution channels for the NewSat business, the opportunities for growth are significantly larger than originally estimated when the business was launched in 2003. As such the Directors have identified the need for further capital in the near future to take advantage of these international and domestic opportunities and achieve significant sales growth more rapidly.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Mr Stephen Batten, Company Secretary on (03) 9674 4644, or
by email at ***shareholder@multiemedia.com***

Appendix 4E (rule 4.2A.3)
Preliminary Final Report

Name of entity	Multiemedia Limited

ABN	12 003 237 303	Full Year	12 months ended 30 June 2004

Results for announcement to market

			$A'000
Increase / decrease in revenues from ordinary activities from previous corresponding period	-19.0%	to	18,798,170
Increase in loss from ordinary activities after tax attributable to members from previous corresponding period	82.2%	to	(10,247,364)
Increase in loss attributable to members from previous corresponding period	82.2%	to	(10,247,364)

1.0 **Summary of results**

Multiemedia Limited achieved revenue from ordinary activities of $18.8 million for the year ended 30 June 2004. Multiemedia's Satellite Broadband division, NewSat, experienced high growth during the period with revenue increasing from $0.4 million in the first half of the year to $4.2 million in the second half. Overall group revenue was down 19% on the previous year as principally a result of the closure of the loss making Multie Software & Services division and lower sales in MTD offsetting the revenues generated from NewSat.

The loss from ordinary activities of $10.2 million increased from 2003 as a result of the costs of establishing the NewSat infrastructure, sales, technical and administrative processes. This investment has provided the company with an excellent base which, in the Directors' opinion, will generate revenue growth in the future as evidenced by the company's recent announcements of significant contracts in the Middle East.

Net Assets have improved over the previous year as a result of the proceeds from the issue of additional equity during the year (totaling $18.1 million). These proceeds have been used to finance the development of the NewSat business, repay borrowings and fund the investment in working capital held by the company at year end.

2.0 **Financial Statements - See "Attachment A"**

2.1 Statement of Financial Performance
2.2 Statement of Financial Position
2.3 Statement of Cash Flow

3.0 **NTA backing**

	Current period	Previous corresponding period
Net tangible backing per ordinary security	$0.007	-$0.003

6.0 **Dividends**

6.1 Final dividend on all securities

	Current period $A'000	Previous corresponding period $A'000
Ordinary securities	NIL	NIL

6.2 Amount per security

	Amount per security	Franked amount per security at 30% tax
Final Dividend - current year	NIL	NIL
Interim dividend - current year	NIL	NIL
Final Dividend - previous year	NIL	NIL
Interim dividend - previous year	NIL	NIL

7.0 **Movement in Retained Earnings**

	2004 $	2003 $
Balance at Beginning of the Year	(58,795,124)	(53,171,315)
Net loss attributable to memebers of Multiemedia Ltd	(10,247,364)	(5,623,809)
Balance at end of Year	(69,042,488)	(58,795,124)

9.0 **Basis of accounts preparations**

The financial statements in this report are prepared in accordance with the listing rules complying with the Australian Accounting Standards and Corporations Rgulations 2001

10.0 This report is based on accounts which are in the process of being audited.

Signed: [signature] Date: 31. 8. 04

Adrian Ballintine
Director

Statement of Financial Performance for the Year Ended 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $
Sales revenues from ordinary activities	1	18,798,170	23,206,485
Cost of sales	2	(17,630,697)	(19,291,452)
Gross profit		1,167,473	3,915,033
Gain on loss of control of Subsidiary	1	-	919,026
Other revenues from ordinary activities	1	300,914	2,773,118
Sales and marketing expenses		(1,513,513)	(956,100)
Administrative costs		(7,214,620)	(5,626,478)
Occupancy expenses		(327,613)	(338,035)
Depreciation and amortisation	2	(861,277)	(887,940)
Significant item-costs of capital raising expensed		(1,641,250)	-
Borrowing costs	2	(157,478)	(285,450)
Write-down of investments, intellectual property, and goodwill to recoverable amounts	2	-	(5,136,983)
Loss from ordinary activities before income tax		(10,247,364)	(5,623,809)
Income tax expense relating to ordinary activities		-	-
Loss from ordinary activities after income tax expense		(10,247,364)	(5,623,809)
Net loss attributable to members	17	(10,247,364)	(5,623,809)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity	16	(1,238,367)	-
Total changes in equity other than those resulting from transactions as owners attributable to members		(11,485,731)	(5,623,809)
Basic Loss per share (cents per share)	21	(1.00)	(0.87)
Diluted Loss per share (cents per share)	21	(1.00)	(0.87)

Statement of Financial Position at 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $
Current Assets			
Cash assets	3	1,800,836	194,439
Receivables	4	5,808,791	2,622,769
Inventories	5	2,246,769	873,633
Other	6	358,289	413,676
Total Current Assets		10,214,685	4,104,517
Non-Current Assets			
Property, plant and equipment	7	3,075,682	428,720
Intangibles	8	1,421,927	1,549,781
Other	9	18,333	48,399
Total Non-Current Assets		4,515,942	2,026,900
Total Assets		14,730,627	6,131,417
Current Liabilities			
Payables	10	3,493,083	4,061,602
Interest bearing liabilities	11	1,230,143	2,504,120
Provisions	12	397,182	215,787
Other	13	382,527	112,107
Total Current Liabilities		5,502,935	6,893,616
Non-Current Liabilities			
Interest bearing liabilities	14	213,671	93,530
Provisions	15	153,105	277,078
Total Non-Current Liabilities		366,776	370,608
Total Liabilities		5,869,711	7,264,224
Net Assets (Deficiency)		8,860,916	(1,132,807)
Equity			
Contributed equity	16	77,903,404	57,662,317
Accumulated losses	17	(69,042,488)	(58,795,124)
Total Equity		8,860,916	(1,132,807)

Statement of Cash Flowfor the Year Ended 30 June 2004

	Note	Consolidated 2004 $	2003 $
Cash flows from operatingctivities			
Receipts from customers		15,644,599	23,638,816
Payments to suppliers and employees		(27,891,733)	(24,426,980)
GST received (paid)		(50,574)	(889,847)
Borrowing costs		(165,692)	(255,650)
Interest received		180,151	5,815
Net cash flows used in operating activities	20 (a)	(12,283,249)	(1,927,846)
Cash flows from investingctivities			
Proceeds from sale of investments		31,818	-
Purchase of intellectual properties		(3,360)	-
Proceeds from disposal of plant & equipment		8,500	93,196
Purchase of property, plant & equipment		(3,409,931)	-
Net cash flows from/(used in) investing activities		(3,372,973)	93,196
Cash flows from financing activities			
Proceeds from issues of shares and options		18,116,454	1,853,619
Repayment of borrowings		(939,272)	(829,503)
Proceeds from borrowings		163,427	300,000
Repayment of finance lease principal		(77,990)	(134,461)
Net cash flows from/(used in) financing activities		17,262,619	1,189,655
Net increase (decrease) in cash held		1,606,397	(644,995)
Add opening cash brought forward		194,439	839,434
Closing cash carried forward	3	1,800,836	194,439

Notes to the Preliminary Final Report for the Year Ended 30 June 2004

Note 1. Revenue from Ordinary Activity

	Note	Consolidated 2004 $	2003 $
Internet services		-	1,911,758
Sale of products		18,798,170	21,196,142
Sale of other services		-	98,585
Total revenues from operating activities		18,798,170	23,206,485
Revenues from non operating activities:			
Gain on loss of control of Subsidiary (a)		-	919,026
Gain on discharge of loan (b)		-	2,767,000
Other revenue		300,914	6,118
Total revenues from non operating activity:		300,914	3,692,144
Total revenues from ordinary activities		19,099,084	26,898,629

[a] At the 17 June 2003 the subsidiary Multie Software and Services was placed into voluntary administration. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Performance

[b] Revenues from non-operating activities for the year ended 30 June 2003 includes an amount in total of $2,767,000 that was previously disclosed as a loan from the Australian & New Zealand Banking Group Limited and was discharged during the 2003 Financial Year.

Note 2. Expenses and Losses

	Note	2004 $	2003 $
Cost of goods sold		17,630,697	19,291,452
Depreciation and amortisation			
Depreciation of:			
- Leasehold improvements	7	4,131	-
- plant and equipment	7	627,543	329,061
- furniture and fittings	7	61,443	9,088
- leased equipment	7	36,947	32,772
Total depreciation		730,064	370,921
Amortisation of:			
- goodwill	8	82,353	343,813
- intellectual properties	8	48,860	173,206
Total amortisation		131,213	517,019
Total depreciation and amortisation		861,277	887,940

Note 2. Expenses and losse{continued)

	Note	Consolidated 2004 $	Consolidated 2003 $
Borrowing Costs Expensed			
Interest expense:			
- Debtor factoring facility		130,980	255,650
- Finance leases		24,255	29,800
- Other		2,243	-
Total borrowing costs		157,478	285,450
Other expense items			
Writedown of intellectual property to recoverable amount		-	2,199,995
Writedown of goodwill to recoverable amount		-	2,936,988
Net charge to provision for doubtful debts		89,928	158,117
Net charge to provision for stock obsolescence		81,478	-
Provision for unrecoverable loans		-	154,379
Net loss on sale of property, plant & equipment		22,904	(14,815)
Net profit on sale of intellectual property		31,818	-
Operating lease rentals		261,742	55,164

Note 3. Cash Assets

Cash at bank and on hand	550,836	194,439
Deposits on call	1,250,000	-
	1,800,836	194,439

Note 4. Receivables (Current)

Trade debtors	6,069,349	2,655,750
Provision for doubtful debts	(293,010)	(96,441)
Trade debtors, net	5,776,339	2,559,309
Deposits	-	33,648
Other debtors	32,452	29,812
Total current receivables, net	5,808,791	2,622,769

	Note	Consolidated 2004 $	Consolidated 2003 $
Note 5. Inventories (Current)			
Finished goods - at cost		2,246,769	873,633
Note 6. Other Current Assets			
Prepayments		220,613	367,471
Security deposit		99,945	46,205
Other		37,731	-
Total other current assets		358,289	413,676
Note 7. Property, Plant and Equipment			
Plant and Equipment			
Cost			
Opening balance		783,123	1,540,309
Additions		3,049,045	3,251
Disposals		(96,494)	(383,076)
Disposal of Deconsolidated Assets			(377,361)
Closing balance		3,735,674	783,123
Accumulated Depreciation			
Opening balance		553,831	740,236
Depreciation for the year	2	627,543	329,061
Disposals		(63,589)	(515,466)
Closing balance		1,117,785	553,831
Net book value		2,617,889	229,292
Furniture and Fittings			
Cost			
Opening balance		94,284	187,430
Additions		59,977	-
Disposals		-	(8,275)
Disposal of Deconsolidated Assets		-	(84,871)
Closing balance		154,261	94,284
Accumulated Depreciation			
Opening balance		16,854	29,646
Depreciation for the year	2	61,443	9,088
Disposals		-	(21,880)
Closing balance		78,297	16,854
Net book value		75,964	77,430

	Note	Consolidated 2004 $	2003 $
Note 7. Property, Plant and Equipment (Continued)			
Plant and Equipment under Finance Lease			
Cost			
Opening balance		219,076	219,076
Additions		94,489	-
Disposals		-	-
Closing balance		313,565	219,076
Accumulated Depreciation			
Opening balance		97,078	64,306
Depreciation for the year	2	36,947	32,772
Disposals		-	-
Closing balance		134,025	97,078
Net book value		179,540	121,998
Leasehold Improvements			
Cost			
Opening balance		-	-
Additions		206,420	-
Disposals		-	-
Closing balance		206,420	-
Accumulated Depreciation			
Cost			
Opening balance		-	-
Depreciation for the year	2	4,131	-
Disposals		-	-
Closing balance		4,131	-
Net book value		202,285	-
Total property, plant and equipment, at cost		4,424,214	1,096,483
Total property, plant and equipment, net		3,075,682	428,720
Note 8. Intangibles (Non Current)			
Goodwill, at cost		1,400,000	5,096,544
Accumulated amortisation		(82,353)	(759,539)
Writedown to recoverable Amount		-	(2,937,005)
Goodwill, net		1,317,647	1,400,000
Intellectual properties		245,190	11,632,937
Accumulated amortisation		(140,910)	(1,091,344)
Writedown to recoverable amount		-	(10,391,812)
Intellectual properties, net		104,280	149,781
Total intangible assets, net		1,421,927	1,549,781

	Note	Consolidated 2004 $	Consolidated 2003 $
Note 9. Other Assets (NonCurrent)			
Rental deposit		18,333	48,399
Total other non-current assets		18,333	48,399
Note 10. Payables (Current)			
Trade creditors - unsecured		3,322,502	3,696,911
Sundry creditors		170,581	364,691
Total current payables		3,493,083	4,061,602
Note 11. Interest Bearing Liabilities (Current)			
Secured:			
Factoring - debtors		1,104,058	1,789,341
Hire purchase liability		126,085	160,790
Convertible Notes		-	300,000
Unsecured:			
Other loans		-	253,989
Total current interest bearing liabilities		1,230,143	2,504,120
Note 12. Provisions (Current)			
Employee benefits		347,182	215,787
Warranty		50,000	-
Total current provisions		397,182	215,787
Note 13. Other Liabilities (Current)			
Accrued expenses		279,472	112,107
Deferred Income		103,055	-
Total current other liabilities		382,527	112,107
Note 14. Interest Bearing Liabilities (NonCurrent)			
Secured:			
Hire purchase liability		213,671	93,530
Total non-current interest bearing liabilities		213,671	93,530
Note 15. Provisions (NonCurrent)			
Employee benefits		153,105	277,078
Total non-current provisions		153,105	277,078

	Note	Consolidated 2004 $	2003 $
Note 16. Contributed Equity			
Share Capital			
Ordinary shares fully paid		77,903,404	57,662,317

Movements for the Year	Number of Shares2004	Value of Shares 2004	Number of Shares 2003	Value of Shares 2003
Opening balance	763,370,165	57,662,317	536,446,351	55,274,198
Options converted to ordinary shares	17,750,000	336,000	-	-
Shares issued in lieu of cash	37,310,440	3,063,500	20,000,000	195,000
Share placement	301,675,047	17,779,954	206,923,814	2,193,119
Convertible Note conversion	24,000,000	300,000	-	-
	1,144,105,652	79,141,771	763,370,165	57,662,317
Transaction costs arising on share issues		(1,238,367)		-
Closing balance	1,144,105,652	77,903,404	763,370,165	57,662,317

	Consolidated 2004 $	2003 $
Note 17. Accumulated Losses		
Accumulated losses at the beginning of the financial year	(58,795,124)	(53,171,315)
Net loss	(10,247,364)	(5,623,809)
Accumulated losses at the end of the financial year	(69,042,488)	(58,795,124)

Note 18. Controlled Entities

The consolidated financial statements at 30 June 2004 include the following controlled entities. The financial years of the controlled entities are the same as the parent entity.

Name of Controlled entity	Place or Incorporation	% of shares held 2004	2003
Multiemedia Limited	Australia	-	-
Moby 6 Pty Ltd	Australia	100	100
Multie Software Products Pty	Australia	100	100
Multie Software & Services Pty Ltd (a)	Australia	-	-
Multie Technology Pty Ltd	Australia	100	100
Multie Technology Distribution Pty Ltd	Australia	100	100
Multie Broadband Services Pty Ltd	Australia	100	100
Computer Warranty Services Pty Ltd	Australia	100	100
Click'n'Go! RMS Pty Ltd	Australia	100	100
Australasian Broadband Services Limited	Australia	100	100

(a) The subsidiary Multie Software & Services Pty Ltd was placed into voluntary administration on the 17/6/03.

Note 19. Segment Information

Segment Result	Satellite Broadband		Distribution of Technology Products		Communications & Software		Other		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue:												
Sales to Customers outside the consolidated entity	4,553,789	-	14,239,423	20,779,424	4,958	2,393,477	-	33,584	-	-	18,798,170	23,206,485
Other Revenues from outside the consolidated entity	203,987	-	96,927	3,681	-	-	-	2,834,437	-	(65,000)	300,914	2,773,118
Intersegment revenues	97,717	-	3,054,101	-		-			(3,151,818)	-		
Total Segment Revenue	4,855,493	-	17,390,451	20,783,105	4,958	2,393,477		2,868,021	(3,151,818)	(65,000)	19,099,084	25,979,603
Unallocated Revenue												919,026
Consolidated Entity Revenue											19,099,084	26,898,629
Results												
Segment Results	(9,757,664)	-	(234,875)	(138,058)	(64,390)	(1,100,021)		(5,131,257)	(190,462)	745,527	(10,247,391)	(5,623,809)
Unallocated Expenses												-
Consolidated Entity Profit form ordinary activities before income tax expense											(10,247,391)	(5,623,809)
Income Tax Expense												-
Consolidated Entity Profit form ordinary activities after income tax expense											(10,247,391)	(5,623,809)
Net Profit/(Loss)											(10,247,391)	(5,623,809)

Note 19. Segment Information (continued)

Segment Assets	**Satellite Broadband** 2004 $	2003 $	**Distribution of Technology Products** 2004 $	2003 $	**Communications & Software** 2004 $	2003 $	**Other** 2004 $	2003 $	**Eliminations** 2004 $	2003 $	**Consolidated** 2004 $	2003 $
Segment Assets	9,602,055	-	5,319,032	3,907,526		-	-	2,443,373	(190,460)	(219,482)	14,730,627	6,131,417
Unallocated Assets												-
Total Assets											14,730,627	6,131,417
Segment Liabilities												
Segment Liabilities	1,861,343	-	3,914,989	6,068,282	-	-	93,377	1,415,442		(219,482)	5,869,709	7,264,243
Unallocated Liabilities												-
Total Liabilities											5,869,709	7,264,243
Other Segment Information												
Acquisition of property, plant and equipment, intangible assets and other non-current assets	3,237,495	-	188,589	-		-		-	(12,793)	-	3,413,291	-
Depreciation	651,917	-	80,159	119,368	-	119,528		132,025	(2,012)	-	730,064	370,921
Amortisation		-	48,860	48,201	-	-	-	288,818	82,353	180,000	131,213	517,019
Non-cash expenses other than depreciation and amortisation	1,985,426	-	139,124	-		-		5,333,861		97,361	2,124,550	5,431,222

Geographical Segments

The group operates predominantly in a single geographical segment being Australia. Sales of satellite equipment and services are made to various countries in the Middle East, however these sales account for less than 10% of total sales for the consolidated entity.

Note 20. Notes to the Statement of Cash Flows

(a) Reconciliation of Net Loss After Income Tax to Net Cash Provided by Operating Activities

	Consolidated 2004 $	Consolidated 2003 $
Net loss after income tax	(10,247,364)	(5,623,809)
Adjustments for noncash income and Expense items:		
Depreciation	730,064	370,920
Amortisation of intangibles	131,213	517,020
Writedown of intangibles	-	5,136,983
Writedown of investments	-	-
Writedown of loan amounts	-	294,239
Debt forgiven by creditor	-	(2,400,000)
Interest forgiven by creditor	-	(367,106)
Other gain from deconsolidation	-	(919,026)
Expenses paid with shares	1,824,663	-
Transfers to provisions:		
Employee entitlements	78,481	133,193
Doubtful debts	89,928	(1,933,631)
Stock obsolescence	81,478	-
Warranty	50,000	-
(Profit)/loss on sale of plant and equipment	22,904	(14,815)
(Profit)/loss of sale of intellectual property	(31,818)	-
Changes in assets and liabilities net of effects from purchase and saleof controlled entities:		
(Increase)/decrease in assets:		
Receivables	(3,210,227)	2,004,544
Inventory	(1,454,614)	150,621
Prepayments & other assets	19,730	(242,067)
(Decrease)/increase in liabilities:		-
Payables, accruals and other Liabilities	(367,687)	965,088
Net cash provided from operating activities	(12,283,249)	(1,927,846)

(b) Financing Facilities available
At reporting date, the following financing facilities had been negotiated and were available

	2004 $	2003 $
Total facilities		
Debtor factoring	3,000,000	3,000,000
Facilities used at reporting date		
Debtor factoring	1,104,058	1,789,341
Facilities unused at reporting date		
Debtor factoring	1,895,942	1,210,659

Note 20. Notes tothe Statement of Cash Flows (continued)

Expenses paid with shares

During the year the Company paid expenses with shares issued in lieu of cash of $3,063,500. The expense portion of these transactions is reflected in the "Adjustments for non-cash expense items" within the cash flow note for $1,824,663. The remainder of the costs has not been expensed and is accounted for as share issuance costs within the equity account.

Hire Purchase Transactions

During the financial year, the consolidated entity acquired plant and equipment with an aggregate fair value $163,427 (2003 : Nil) by means of hire purchase.

Note 21. Earnings per Share

	Consolidated	
	2004	**2003**
	cents	**cents**
Basic loss per share	(1.00)	(0.87)
Diluted Loss per share (cents per share)	(1.00)	(0.87)
Earnings used in calculating basic and diluted loss per share.	(10,247,391)	(5,623,809)
Weighted average number of ordinary shares outstanding	1,025,857,049	643,152,880
Potential ordinary Shares that are not dilutive	163,900,000	68,750,000

Note 22 Subsequent Events

On 8 July 2004, the Company announced a capital raising to fund the establishment of the Remote Subscriber Satellite Link product. The capital is to be raised through the issue of 45 million 1 cent options, 30 million 5 cents options and, subject to shareholder approval, a further 30 million 5 cent options. As at the date of this announcement, the 45 million 1 cent options and 20 million 5 cent options have been exercised raising $1,450,000. A general meeting is to be held on 10 September 2004 to approve this issue of the second tranche of 30 million options.

Note 23. Impact of Adopting AASB Equivalents to IASB Standards

Multiemedia Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by transition to IFRS. As Multiemedia Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Multiemedia Limited prepare its first IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Multiemedia Limited. At this stage, the company has not been able to reliably quantify the impacts on the financial report.

<u>Classification of Financial Instruments</u>

Under AASB 139 *Financial Instruments : Recognition and Measurement,* financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables - measured at amortised cost, held to maturity - measured at amortised cost, held for trading - measured at fair value with fair value changes charged to net profit to loss, available for sale - measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. Whilst the future effect of this change in accounting policy is not yet finalised as the classification and measurement process has not yet been fully completed, adoption is not expected to impact materially the Group's financial performance or position.

Hedge Accounting

Under AASB 139 *Financial Instruments : Recognition and Measurement* in order to achieve a qualifying hedge, the entity is required to meet the following criteria :

- Identified the type of hedge - fair value or cash flow;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be highly effective; and
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

This will result in a change in the entity's current accounting policy which applies hedge accounting to its purchase of inventory under forward foreign exchange contracts. The contracts are general hedges and are not able to be separately identified and documented in accordance with the requirements of IAS 39. Under the new policy hedge accounting will be recognised in the income applied to such forward foreign exchange contracts and all gains and losses on the contracts will be recognised in the income statement. Reliable estimation of the future financial effect of this change in accounting policy has not yet been measured, however, no material impact on the ongoing financial performance of the group is anticipated.

Goodwill

Under the Australian equivalent to IFRS 3 *Business Combinations* goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortised goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known. Excluding the assessment of any changes for impairment, the abolition of goodwill amortisation will result in increased profit going forward.

Impairment of Assets

Under the Australian equivalent to IAS 36 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known. It is expected, however, at this stage that adoption of the new standard will not materially impact the Group's financial position or performance.

Share Based Payments

Under AASB 2 *Share Based Payments,* the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Multiemedia Limited has previously used share based payments to satisfy certain debts incurred by the company. The cost of these payments is currently contained in the statement of the financial performance. This treatment is in accordance with the new standard.

Income taxes

Under the Australian equivalent to IAS 12 *Income Taxes*, the company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of assets revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

The above should not be regarded as a complete list of charges in accounting policies that will result fom the transition to IFRS as not all standards have been fully analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.